LEAD INVESTOR



Yanyi Jiang Senior Data Scientist in Healthcare

It goes without saying that a first impression matters but we probably also heard about the English idiom "don't judge a book by its cover." This is because to form a sincere and long-lasting relationship, appearance is one of the important factors, such as personality, lifestyles, goals, and probably our subconscious mind reflected in our dreams. While picture and video-based dating apps are dominant in the market, I am very excited about Dive and its unique approach, "Soul First, Photo Later." I invested in Dive because the team has done in-depth research with a scientific approach to understand Gen Z girls' need for online dating and the team really cares about creating a fun, genuine, meaningful, ethical, and safe online dating experience for users to form deeper connections. Also, I am fortunate to work with Xin, the founder of Dive, on another APP development. Xin is dedicated and passionate about Dive and she is always curious about how she could make the APP better for users. Xin is fast at evaluating situations and at adapting to keep the product moving forward. She is a decisive leader who can delegate effectively and work closely with team members across cultures and backgrounds. She has built a strong team with experienced talents in product, marketing, and a strong technical team to make news features/ideas happen. With funding invested from successful entrepreneurs who are also founders of social media APPs, it shows that Dive has the potential to change the online dating scene.

Invested $12,200 this round

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